                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                            (Dollars in Thousands)




                                    12 Months
                                      Ended                      Year  Ended  December  31,
                                     June 30,    ----------------------------------------------------------
                                      1998         1997        1996        1995        1994        1993
                                  -------------  ----------  ----------  ----------  ----------  ----------
Net income                            $ 90,138    $105,709    $116,187    $117,488    $108,310    $111,076
                                  -------------  ----------  ----------  ----------  ----------  ----------

Income taxes                            60,131      72,155      78,340      75,540      67,613      67,102
                                  -------------  ----------  ----------  ----------  ----------  ----------

Fixed charges:
   Interest on long-term debt
     including amortization of
     discount, premium and
     expense                            80,463      78,350      69,329      65,572      61,128      62,651
   Other interest                       10,845      12,835      12,516      10,353       9,336       9,245
   Preferred dividend require-
     ments of a subsidiary
     trust                               5,687       5,687       1,390         -           -           -
                                  -------------  ----------  ----------  ----------  ----------  ----------
     Total fixed charges                96,995      96,872      83,235      75,925      70,464      71,896
                                  -------------  ----------  ----------  ----------  ----------  ----------

Nonutility capitalized interest            (53)       (208)       (311)       (304)       (256)       (246)
                                  -------------  ----------  ----------  ----------  ----------  ----------

Earnings before income taxes
   and fixed charges                  $247,211    $274,528    $277,451    $268,649    $246,131    $249,828
                                  =============  ==========  ==========  ==========  ==========  ==========

Ratio of earnings to fixed charges     2.55         2.83        3.33        3.54        3.49        3.47

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals.



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